UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

1114 Avenue of the Americas

New York, New York 10036-7798

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS Douglas Murphy-Chutorian, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 770,579 shares
	8	SHARED VOTING POWER 63,571 shares
	9	SOLE DISPOSITIVE POWER 770,579 shares
	10	SHARED DISPOSITIVE POWER 63,571 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,150 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14	TYPE OF REPORTING PERSON* IN

*	Based upon an aggregate of 5,954,689 shares of the Issuer’s (as defined below) common stock outstanding as of May 1, 2018.

Item 1.	Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 3) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 911 Bern Court, Suite 110, San Jose, CA 95112.

Item 2.	Identity and Background

This statement is filed by Douglas Murphy-Chutorian, M.D., a U.S. citizen (the “Reporting Person”). The Reporting Person’s business address is the same as that of the Issuer, 911 Bern Court, Suite 110, San Jose, CA 95112, and his present principal occupation is serving as Chief Executive Officer and a Director of the Issuer.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Person acquired an aggregate of 53,571 shares of the Issuer’s common stock upon the closing of the Issuer’s initial public offering (“IPO”) on the same terms and for the same price as other investors in the Issuer’s IPO. Such shares were acquired by the Reporting Person’s family trust, the Murphy-Chutorian Family Trust, of which he is co-Trustee with his spouse, at the IPO price of $7.00 per share using personal funds (approximately $374,997). Such shares, when aggregated with other acquisitions of the Issuer’s equity securities by the Reporting Person in the 12 months preceding the IPO exceeded 2% of the Issuer’s outstanding common stock after closing of the IPO.

The Reporting Person acquired an aggregate of 10,000 shares of the Issuer’s common stock in a series of open market purchases as follows: (i) April 30, 2014, 2,000 shares at $4.99 per share; (ii) May 9, 2014, 1,400 shares at $4.01 per share; (iii) July 30, 2014, 1,000 shares at $3.40 per share; (iv) August 1, 2014, 1,500 shares at $3.50 per share; (v) November 4, 2014, 1,000 shares at $2.10 per share; November 5, 2014, 1,000 shares at $2.10 per share; and November 7, 2014, 2,100 shares at $2.10 per share. Such shares were acquired by the Reporting Person’s family trust, the Murphy-Chutorian Family Trust, of which he is co-Trustee with his spouse, using an aggregate of $30,754 of personal funds.

The Reporting Person has also received equity grants under the Issuer’s 2014 Stock Incentive Plan (the “2014 Plan”) as follows: (i) November 8, 2014 grant of options to acquire 85,000 shares of common stock at $2.10 per share, which options vest monthly over 4-years (1/48 per month) such that it is vested in full on the four-year anniversary of the grant date; (ii) January 1, 2015 grant of options to acquire 75,000 shares of common stock at $1.96 per share, which options vest monthly over 4-years (1/48 per month) such that it is vested in full on the four-year anniversary of the grant date; (iii) July 21, 2015 grant of options that were contingent upon stockholder approval, which was received October 29, 2015, to acquire 180,000 shares of common stock at $3.44 per share, which options originally vested monthly over one-year (1/12 per month), but which are now, effective as of December 31, 2015, vested in full; (iv) December 31, 2015 grant of fully-vested options to acquire 60,000 shares of common stock at $2.56 per share, (v) February 18, 2016 grant of options to acquire 125,000 shares of common stock at $2.23 per share, which options vest as to 25% of the shares subject to the option on the one year anniversary of the grant date and the remaining shares vest monthly over three years, such that the option is vested in full on the four year anniversary of the grant date (vi) January 20, 2017 grant of options to acquire 125,000 shares of common stock at $1.72 per share, which options vest as to 25% of the shares subject to the option on the one year anniversary of the grant date and the remaining shares vest monthly over three years, such that the option is vested in full on the four year anniversary of the grant date and (vii) January 1, 2018 grant of options to acquire 125,000 shares of common stock at $8.00 per share, which options vest as to 25% of the shares subject to the option on the one year anniversary of the grant date and the remaining shares vest monthly over three years, such that the option is vested in full on the four year anniversary of the grant date. In accordance with the terms of the 2014 Plan, such options will expire 10-years after the grant date.

The Reporting Person consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of an aggregate of 834,150 shares of the Issuer’s common stock (approximately 12.4% based on 5,954,689 shares issued and outstanding on May 1, 2018). Other than the 63,571 shares of common stock held in the Reporting Person’s family trust, over which he shares voting and investment control with his spouse, the Reporting Person has sole voting and investment control over such shares. Such beneficial ownership includes: (i) warrants to purchase 25,000 shares of the Issuer’s common stock at $2.00 per share, which warrants expire July 31, 2023; (ii) warrants to purchase 16,875 shares of the Issuer’s common stock at $4.00 per share, which warrants expire July 31, 2023; (iii) warrants to purchase 155,432 shares of the Issuer’s common stock at $4.50 per share, which warrants expire July 31, 2023; (iv) warrants to purchase 38,907 shares of the Issuer’s common stock at $4.50 per share, which warrants expire July 31, 2023 and (v) an aggregate of 534,365 shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2018 .

Other than the January 1, 2018 grant of options to acquire 125,000 shares of common stock as described in Item 4 of this Schedule 13D (Amendment No. 3), the Reporting Person has not effected any transaction in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 3).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a stockholder of the Issuer prior to its IPO, the Reporting Person is party to the following agreements:

Investor Rights Agreement

In June 2012, all the holders of the Issuer’s then outstanding common stock and convertible preferred stock, including the Reporting Person, entered into an Investor Rights Agreement. This agreement currently provides for certain rights relating to the registration of the holders’ shares of common stock, which rights will terminate five years following the completion of the IPO, or for any particular holder with registration rights, at such time following the IPO when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended during any ninety (90) day period.

Other than as described above, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Person and any other person with respect to the securities beneficially owned by the Reporting Person.

Item 7.	Materials to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

/s/ DOUGLAS MURPHY-CHUTORIAN, M.D.
DOUGLAS MURPHY-CHUTORIAN, M.D.